UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of the Issuer)

CARACO PHARMACEUTICAL LABORATORIES, LTD.
SUN PHARMACEUTICAL INDUSTRIES LIMITED
SUN PHARMA GLOBAL, INC.
DILIP S. SHANGHVI
(Name of Person(s) Filing Statement)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)
14075T 10 7
(CUSIP Number of Class of Securities)

Caraco Pharmaceutical Laboratories, Ltd. 1150 Elijah McCoy Drive Detroit, Michigan 48202 (313) 871-8400	Sun Pharmaceutical Industries Limited Dilip S. Shanghvi c/o Sun Pharmaceutical Industries Limited 17/B Mahal Industrial Estate Andheri (East) Mumbai 400 093 India +1 91 22 66455645
Sun Pharma Global, Inc.
c/o SuGandHManagement Consultancy
Woodstock Asia Pacific DMCC
Office No. 406,
The Business Center
Opp Burjuman Centre,
Mashreq Bank Bldg.,
Bank Street
P.O. Box 12850
Dubai, United Arab Emirates
+1 971 43597674

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

Fred B. Green, Esq. Bodman PLC 1901 St. Antoine Street, 6th Floor Detroit, Michigan 48226 (313)-259-7777	Peter D. Lyons, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☐
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$ 50,989,858.50	$ 5,919.92

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, without par value (the “Shares”), of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation, other than Shares owned by Sun Pharmaceutical Industries Limited (“Sun Pharma”) and Sun Pharma Global, Inc., at a purchase price of $5.25 per Share, net to the seller in cash.  As of February 21, 2011, there were 40,179,194 Shares outstanding, of which 30,468,680 Shares are owned by Sun Pharma and its subsidiaries.  As a result, this calculation assumes the purchase of 9,710,514 Shares at $5.25 per share plus $9,660 expected to be paid in connection with the cancellation of outstanding options to purchase Shares at an exercise price below $5.25 per Share (the “Total Consideration”).  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission on December 22, 2010, by multiplying 0.0001161 by the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:  $5,919.92
Form or Registration No.:  Schedule 14A
Filing Party:  Caraco Pharmaceutical Laboratories, Ltd.
Date Filed:  March 16, 2011

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed by (i) Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Caraco”), (ii) Sun Pharmaceutical Industries Limited, an Indian corporation (“Sun Pharma”), (iii) Sun Pharma Global, Inc., a British Virgin Islands corporation (“Sun Global”), and (iv) Dilip S. Shanghvi, chairman of Caraco and of Sun Pharma (collectively, the “Filing Persons”).  This Final Amendment amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on March 16, 2011, as amended on April 18, 2011, May 6, 2011, and May 10, 2011 (the “Schedule 13E-3”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule 13E-3.  Sun Laboratories, Inc. (“Merger Sub”) is not a filing party to this Final Amendment because it was merged with and into Caraco upon the consummation of the Merger (as defined below).  Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

Item 15.	Additional Information.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

“On June 14, 2011, at a special meeting of Caraco’s stockholders, Caraco’s stockholders voted to approve the Merger Agreement.

On June 14, 2011, Caraco filed a Certificate of Merger with the Department of Licensing and Regulatory Affaires of the State of Michigan, pursuant to which Merger Sub merged with and into Caraco, with Caraco continuing as the surviving corporation (the “Merger”).  As a result of the Merger, Caraco became a wholly-owned subsidiary of Sun and Sun Global.  Under the terms of the Merger Agreement, each share of Caraco common stock, without par value, outstanding at the effective time of the Merger (other than shares held by Sun and Sun Global, and shares held by dissenting stockholders) was converted into the right to receive $5.25 in cash, without interest.  Each share, including those held by dissenting stockholders, not held by Sun or Sun Global was then automatically cancelled and ceases to exist.  Dissenting stockholders are entitled to payment for the shares held by them as of the effective time of the Merger in accordance with applicable provisions of Michigan law.  Also at the effective time of the Merger, each outstanding option to acquire shares of common stock of Caraco, whether vested or unvested, was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the merger consideration over the per share exercise price of the option, multiplied by the number of shares of common stock subject to the option as of the effective time.

As a result of the Merger, Caraco’s common stock will cease to trade on the NYSE Amex as of the close of trading on June 14, 2011, and NYSE Amex will file an application on Form 25 with the SEC to report that Caraco’s common stock is no longer listed on the NYSE Amex.  Caraco expects to file a Form 15 with the SEC to provide notice of the suspension of its duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.”.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)
Definitive Proxy Statement of Caraco Pharmaceutical Laboratories, Ltd. (incorporated by reference to Caraco’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 10, 2011).

(a)(3)(ii)	Form of Proxy Card (included as Appendix D of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated February 22, 2011 (incorporated by reference to Exhibit 99.1 to Caraco’s Form 8-K, dated February 22, 2011 and filed February 22, 2011).

(c)(1)
Opinion of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 (included as Appendix B of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)(i)
Discussion Materials, dated January 7, 2011, reviewed with the Independent Committee by William Blair & Company, L.L.C. and filed as Exhibit (c)(2)(i) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(c)(2)(ii)†
Discussion Materials, dated January 14, 2011, reviewed with the Independent Committee by William Blair & Company, L.L.C. and filed as Exhibit (c)(2)(ii) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(c)(2)(iii)
Materials prepared by William Blair & Company, L.L.C. and reviewed with the Independent Committee on January 14, 2011 and filed as Exhibit (c)(2)(iii) to the Schedule 13E-3 filed by the Filing Persons on May 6, 2011.

(c)(2)(iv)
Presentation of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 and filed as Exhibit (c)(2)(iii) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of February 21, 2011, by and among Sun Pharma, Sun Global, Merger Sub and Caraco (included as Appendix A of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(f)	Sections 761-774 of the Michigan Business Corporation Act (included as Appendix C of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(g)	None.

† confidential treatment has been granted with respect to the redacted portions of these discussion materials.

After due inquiry and to the best of their knowledge and belief, each of  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011

CARACO PHARMACEUTICAL LABORATORIES, LTD.

	By:	/s/ GP. Singh
Name: GP. Singh
Title: Chief Executive Officer

SUN PHARMACEUTICAL INDUSTRIES LIMITED

	By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi
Title: Managing Director

SUN PHARMA GLOBAL, INC.

	By:	/s/ Harin Mehta
Name: Harin Mehta
Title: Director

DILIP S. SHANGHVI

/s/ Dilip S. Shanghvi
Dilip S. Shanghvi

Exhibit Index

Exhibit No.	Description

(a)(3)(i)
Definitive Proxy Statement of Caraco Pharmaceutical Laboratories, Ltd. (incorporated by reference to Caraco’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 10, 2011).

(a)(3)(ii)	Form of Proxy Card (included as Appendix D of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(a)(3)(iii)	Press release, dated February 22, 2011 (incorporated by reference to Exhibit 99.1 to Caraco’s Form 8-K, dated February 22, 2011 and filed February 22, 2011).

(c)(1)
Opinion of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 (included as Appendix B of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(c)(2)(i)
Discussion Materials, dated January 7, 2011, reviewed with the Independent Committee by William Blair & Company, L.L.C. and filed as Exhibit (c)(2)(i) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(c)(2)(ii)†
Discussion Materials, dated January 14, 2011, reviewed with the Independent Committee by William Blair & Company, L.L.C. and filed as Exhibit (c)(2)(ii) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(c)(2)(iii)
Materials prepared by William Blair & Company, L.L.C. and reviewed with the Independent Committee on January 14, 2011 and filed as Exhibit (c)(2)(iii) to the Schedule 13E-3 filed by the Filing Persons on May 6, 2011.

(c)(2)(iv)
Presentation of William Blair & Company, L.L.C. to the Independent Committee of the Board of Directors of Caraco, dated February 21, 2011 and filed as Exhibit (c)(2)(iii) to the Schedule 13E-3 filed by the Filing Persons on April 18, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of February 21, 2011, by and among Sun Pharma, Sun Global, Merger Sub and Caraco (included as Appendix A of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(f)	Sections 761-774 of the Michigan Business Corporation Act (included as Appendix C of the Definitive Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(g)	None.

† confidential treatment has been granted with respect to the redacted portions of these discussion materials.